Harbin Electric, Inc.

No. 9, Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu

Harbin Kai Fa Qu, Harbin, China 150060

February 3, 2011

Julie Sherman U.S. Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Harbin Electric, Inc.
Response to Form 10-K for the year ended December 31, 2009
Filed on March 16, 2010
File No.: 001-33276

Response to Form 10-Q for the quarterly period ended September 30, 2010
Filed on November 9, 2010
File No.: 001-33276

Dear Ms. Sherman:

Harbin Electric, Inc. (the “Company”) is in receipt of the Staff’s letter dated January 20, 2011 relating to its annual report referenced above.  After discussions with our legal counsel, Loeb & Loeb LLP, and our board of directors, we have determined that we would be in a position to file a comprehensive response no later than February 17, 2011.  Due to various factors, including (1) the Chinese New Year of the People’s Republic of China, during which our offices are closed from February 2, 2011 through February 9, 2011; and (2) additional time needed to thoroughly review the Staff’s comments, together with the Company’s annual report and quarterly report with our internal accounting team and auditors, we require this additional time to respond.

Please feel free to contact our counsel Angela Dowd of Loeb & Loeb at (212) 407-4097 with any questions or concerns in this regard.

Sincerely,

/s/ Tianfu Yang
Tianfu Yang
Chairman and Chief Executive Officer

cc: Angela Dowd
      Loeb & Loeb LLP